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                                Exhibit 11
                        Calculation of Loss per Share

9 months ended September 30, 1997

Weighted Average Number of Shares Outstanding

                            Days    No.            Weighted
January 1, 1997             273     3,902,540     3,902,540
June 6, 1997 offering       116     1,250,000       531,136
June 30, 1997 repurchase     91       (22,380)       (7,460)

Total                               5,130,160     4,426,216


                                 Lit. m.        U.S.$000(1)
Loss                            (12,394)             (7,191)
Loss per Share                   (2,800)              (1.62)

(1) Converted to U.S.$ solely for the convenience of the reader at 1,724 lire per dollar, the approximate exchange rate as at September 30, 1997